TOMOTSUNE & KIMURA

SANNO GRAND BUILDING
14-2, NAGATACHO 2-CHOME, CHIYODA-KU
TOKYO 100-0014, JAPAN

TELEPHONE: 81-3-3580-0800
FACSIMILE: 81-3-3593-3336

02060009

File No. 82-5139
November 21, 2002

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

02 NOV 26 AM 9:33

PROCESSED
DEC 09 2002
THOMSON
FINANCIAL

Cybird Co., Ltd. - 12g3-2(b) Exemption

Ladies and Gentlemen:

In connection with the exemption of Cybird Co., Ltd. (the "Company") as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we, on behalf of the Company, hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

1. Results of Operation, Interim ended September 30, 2002 (Consolidated); and

2. Results of Operation, Interim ended September 30, 2002 (Non-Consolidated).

If you have any questions or requests for additional information, please do not hesitate to contact Hironori Shibata of Tomotsune & Kimura, Japanese counsel to the Company, with offices at Sanno Grand Building, 14-2, Nagatacho 2-chome, Chiyoda-ku, Tokyo 100-0014, Japan (telephone +813-3580-0800, facsimile +813-3593-3336).

Please kindly acknowledge your receipt of this letter by stamping and returning the enclosed copy in the self-addressed, stamped envelop provided for your convenience.

Very truly yours,

H. Shibata

Hironori Shibata

dlw 11/26

Enclosure

File No.82-5139

JASDAQ

Results of Operation, Interim ended September 30, 2002 (Consolidated)

November 11, 2002

Cybird Co., Ltd.
Security Code: 4823, JASDAQ
URL: http://www.cybird.co.jp/english/
4-3-20, Torano-mon, Minato-ku, Tokyo
Contacts: Tomosada Yoshikawa
Senior Vice President
+81-3-3431-0111

02 NOV 26 AM 9:35

Date of Approval of Earnings Results by Board of Directors: November 11, 2002
Adoption of US GAAP: Not Applicable

1. Consolidated Results of Operation, Interim Period ended September, 2002

(1) Consolidated Results of Operation

(Unit: million yen, round down to decimal.)

	Net Sales	Operating Income	Ordinary Income
	(%)	(%)	(%)
Interim period ended September 30,2002	4,288 (40.6)	572 (230.9)	570 (370.3)
Interim period ended September 30,2001	3,051 (314.8)	173 (—)	121 (—)
Year ended March, 2002	6,944	509	438

	Net Income	Net Income per Share	Net Income per Share (Fully Diluted)
	(%)	(Yen)	(Yen)
Interim period ended September 30,2002	660 (200.9)	21,093.85	20,722.39
Interim period ended September 30,2001	219 (—)	7,151.92	—
Year ended March, 2002	457	14,920.66	14,571.71

Note *1. Equity in Losses of Associated Companies
- Interim period ended September 30, 2002: 2 million yen
- Interim period ended September 30, 2001: 49 million yen
- FY ended March 31, 2002: 62 million yen

2. Average Number of Shares Issued
- Interim period ended September 30, 2002: 31,301 shares
- Interim period ended September 30,2001: 30,680 shares
- FY ended March 31,2002: 30,680 shares

3. Change of Accounting Method: Not Applicable

4. "%" shows increase / decrease of each items, compared with previous interim.

(2) Financial Conditions

(Unit: million yen, round down to decimal.)

	Total Assets	Shareholder's Equity	Equity Ratio	Shareholder's Equity per Share
			%	Yen
September 30,2002	6,119	4,752	77.7	150,194.57
September 30,2001	4,784	3,539	74.0	115,378.18
March 31, 2002	5,154	3,781	73.3	123,190.00

Note Number of shares Issued as of the end of fiscal year
- Interim ended September 30, 2002: 31,640 shares
- Interim ended September 30, 2001: 30,680 shares
- FY ended March 31, 2002: 30,698 Shares

(3) Cash Flow Conditions

(Unit: million yen, round down to decimal.)

	Cash Flow from Operating Activities	Cash Flow from Investing Activities	Cash Flow from Financing Activities	Cash and Cash Equivalents, end of Interim
Interim period ended September 30,2002	505	(266)	295	2,597
Interim period ended September 30,2001	245	(326)	542	2,022
Year ended March, 2002	652	(498)	348	2,062

(4) Basis of Consolidation / Equity Method

Number of consolidated companies: 2 (two)
Number of companies to which equity method is applied: 1 (one)

(5) Change in the Scope of Consolidation

Number of consolidated companies: Added: — Excluded: —
Number of companies, to which equity method is applied: Added: — Excluded: —

CYBIRD®

JASDAQ

URL : http://www.cybird.co.jp/english/profile/ir/index.html

Cybird Co., Ltd.
(Security Code: 4823, JASDAQ)
4-3-20, Torano-mon, Minato-ku, Tokyo

Contacts: Tomosada Yoshikawa
Senior Vice President
81-3-3431-0111

Results of Operation – Second Quarter (Interim),

Fiscal Year Ended March 31, 2003 (Consolidated)

Tokyo, Japan, November 11, 2002 — CYBIRD Co., Ltd. announced a second quarter net income of 399 million yen, up 234 million yen, or 142.2%, compared with the same quarter in the last fiscal year.

Index

Information

Statements in the documents herein with respect to CYBIRD's plans, strategies, and beliefs, as well as other statements that are not historical facts are forward-looking statements involving risks and uncertainties. The important factors that could cause actual results to differ materially from such statements include, but are not limited to, general economic conditions in CYBIRD's markets, which are primarily Japan, North America, Asia and Europe; demand for, and competitive pricing pressure on, CYBIRD's products and services in the marketplace; CYBIRD's ability to continue to win acceptance for its products and services in these highly competitive markets; and movements of currency exchange rates.

1. Business Overview

1. Business Segments

Our Consolidated Group is comprised of CYBIRD Co., Ltd., two consolidated subsidiaries (K Laboratory Co., Ltd. and DMOVE Co., Ltd.) and an affiliate (Cybird Korea Co., Ltd.), which is accounted for by the equity method. Our main business fields are (1) Mobile Content, (2) Marketing Solution Business, (3) Technology-Related Business and (4) International Business.

(1) Mobile Content Business

We develop and provide pay mobile Internet content services, which are accessible via Internet enabled mobile phones (incl. PHS), for four Japanese wireless network operators' official portal sites.

(2) Marketing Solution Business

We undertake, or work on, in partnership with clients, planning, consulting, development and operation of clients' mobile Internet sites. We receive planning, consulting, development and operation fees, and occasionally a share of revenue. We also sell package solution services that anticipate each client's needs, and E commerce business using the mobile phone as a portal.

(3) Technology-Related Business (K Laboratory Co., Ltd.)

K Laboratory Co., Ltd., CYBIRD's subsidiary, handles research, development of client-side software platforms for mobile phones. It develops and licenses application software for Java™ and BREW™, embedded native applications, middleware, library and platform technologies.

(4) International Business

Our business domains in this business are the Mobile Content, Marketing Solution and Technology-Related businesses. Considering the business environment and risks in each country, we are focusing on providing workshop, consulting, solution and content services to the mobile network operators as our main revenue source for the time being.

2. Relations with Subsidiaries and Affiliates

K Laboratory Co., Ltd. focuses on research, development of software platform for mobile phone. We are planning to introduce K Laboratory's platform technologies to our content services. We are also planning to expand our Content Business and Marketing Solution Business by combining our server-side system development and whole service design and K Laboratory's client (handset)-side application development.

In the overseas market, Cybird Korea is making efforts to contribute to our group by developing software, thanks to its competitive labor costs, besides helping our business in Korea.

In February 2002, we established a joint venture company, DMOVE Co., Ltd., with IMAGICA Corp to make an early move in the digital content business, starting with motion picture content streaming. Both companies will work on the service development and sales, while Cybird will be responsible for operations.

Cybird Group Business Chart



[Contents Business]
[Marketing Solution / Commerce]
Consumers
Subscription Fee
Chargeable Information Service
Free Information Service
Merchandise Service
Payment
Wireless Network Operators
Client Companies
Application License, Development & Consulting
Payment
Subsidiary
K Laboratory Co., Ltd.
Subscription Fee After Deduction of Collection Fee
Chargeable Information Service
Free Information Service
Consulting, Development & Operation Fee
Marketing Solution etc.
Selling Commission
Motion picture production
Payment
Subsidiary
DMOVE Co., Ltd.
Application Development
Payment
Motion picture production
Payment
CYBIRD Co., Ltd.
Information Providing Fee
Content Information
Application Development
Development Fee
Information Providers
CYBIRD Korea
Affiliate (Equity Method Applied)
Information / Service / Merchandise
Payment / Fee

CYBIRD's Consolidated Companies (as of September 30, 2002)

Company	Location	Foundation	Principal Business	Paid-in Capital	Shares Issued	CYBIRD's Stake	
						Shares	%
K Laboratory Co., Ltd.	Minato-ku, Tokyo	August, 2000	Information Technology	¥ 308 mil.	6,170	4,567	74.02
Cybird Korea Co., Ltd.	Seoul, Korea	August, 2000	Information Technology	1,200 mil. Won	240,000	70,000	29.17
DMOVE Co. Ltd.	Shinagawa-ku, Tokyo	February, 2002	Information Technology	¥ 20 mil.	400	210	52.50

2. Business Policies

1. **Business Principles / Missions**

We will pursue maximization of shareholders' income. And we commit ourselves to "the creation of new values in society by serving through mobile Internet". Our mission is to contribute, as the "Best Partner for the Mobile Internet", to making people's lives fuller and more convenient.

Our business is driven by the four key policies shown below.

(1) Selectivity and Focus on Strategic Business Fields
(2) Adaptation to Changes
(3) Emphasis on Profitability, Sustainability and Expandability
(4) Synergy Effects with Subsidiaries and Affiliates

2. **Dividend Policy**

Returning incomes to our shareholders is our top priority, and dividends are to be determined after consideration of business performance, investment outlook, equity ratio, cash flow, and other factors.

Since we have not yet cleared our accumulated deficit, we have not paid any cash dividends. We do not intend to pay any cash dividends in the foreseeable future, giving priority to funding business expansion.

3. **Stock Unit Adjustment Policy**

In deciding whether to do a Stock Split, we are considering stock prices, supply and demand condition etc.

4. **Midterm Business Policy**

(1) Mobile Content Business Policy

We will continue to launch new content services or to upgrade the existing content services, which enable us to be profitable, by adapting ourselves to the fast-moving business environment, such as the slow-down of mobile phone shipments and the evolution of the mobile phone platform, based on careful risk-return analysis.

(2) Marketing Solution / e-Commerce Business Policy

We will expand our dominant field by providing a marketing solution service to enterprises that makes use of the features of the mobile Internet. Besides solutions that consist of consulting, planning, developing and operation, we also emphasize the sales of package solutions, or e-commerce business which links with other media.

(3) Technical Policy

Our research and development is carried out at our Strategic Technology Planning Department, Technology Department and K Laboratory Co., Ltd., the subsidiary.

The Strategic Technology Planning Department researches technologies that are to be introduced, including such basic technologies as Bluetooth™ and such network technologies as Ipv6, and works together with K Laboratory on architectures and platforms such as BREW™.

K Laboratory focuses on research, development and licensing of software platforms that are customized for mobile phones. Utilizing its accumulated knowledge in domestic market, K Laboratory Co., Ltd. will stay ahead of competitors in the overseas market by forming alliances with major manufacturers, wireless network operators and software houses abroad.

(4) International Business Policy

International Business Department ensures the correct timing for market entrance. We are making the best use of our domestic experience and knowledge in the overseas market.

With consideration of each market's unique situation, we will expand the revenue through providing workshop, consultation, solution and content services toward wireless network operators in the prospective overseas markets.

We will reinforce the software development function of Cybird Korea Co., Ltd., by making the best use of its cost competitiveness in software development. We expect that Cybird Korea will contribute to our competitiveness in the domestic software development market.

5. **Business Administration Measures**

(1) Governance System

To encourage proper business administration, the "Internal Auditing Department" gives advice to the Board by auditing and studying the propriety and efficiency of the execution of each business unit.

(2) Human Resource Management

① Personnel Evaluation

We restructured our organization based on changes announced in April 2002. We have embodied our human resource strategy, which links to business strategy and plan, by defining necessary human resources and establishing a human resource vision. We introduced a variable bonus system, which reflects employees' results, and replaced our 'Half Year Salary Contract System" with a one-year assessment system to motivate personnel who are expected to contribute to long-term growth.

② Career Employment / System

Along with a revision of our HR evaluation system, we set up a HR management system that offers individual employees various career paths and opportunities.

We hire highly qualified personnel who are not only to contribute to the company immediately, but also to guarantee mid and long-term business growth. We will continue to hire such personnel to reinforce our organization.

③ Stock Options, Stock Owners Plan

We introduced a Stock Option Plan and a Stock Owners Plan to motivate directors and employees. We have granted three rounds of stock options.

(3) Financial Strategy

We place great stress on consolidated income and cash flow. Our financial strategy is focused on the maximization of shareholders' value. Looking at details, our midterm target is a stable ROE of 20%, after paying back the deficit, on a consolidated basis. To achieve that goal, we will optimize the distribution of resources to high-income businesses and projects, optimize our business portfolio, and reexamine costs and expenses.

(4) Investor Relations / Public Relations Strategy

We formed the "IR Committee", which consist of personnel from related departments under CEO's control to speed up information sharing and decision-making. We also maintain IR pages on our web site and are speeding up and enriching the disclosure of material information by monthly and quarterly release through JASDAQ. Fair Disclosure is one of the top priorities of our IR activities.

In our public relations and publicity activities, we increase the publicity of our contents / services and our name recognition, participate in promotion events in collaboration with wireless network operators and various media and lecture meetings, and place advertisements in IT magazines, to optimize the media mixture and to maintain a high frequency of exposure.

(5) Crisis Management Committee

In April, 2002, we established a "Crisis Management Committee". Guided by this committee, we are determining the risks that we face, taking counter actions, and carrying out in-house education. The CEO heads the committee, which will take preventative actions against foreseen risks and minimize damage from unexpected events by taking prompt counter actions.

(6) Others

We are voluntarily implementing environmental preservation measures. We use recycled paper for business cards and recycle waste paper. This quarter, our achievement in reduction of emission CO2 was 469.82kg, or equivalent to saving 13 trees. We also shortened the operating time of the office air conditioners to reduce electricity costs. During the quarter, we cut our use of air conditioners by 492 hours and saved 1.1 million yen / month, compared to the same quarter last year.

6. Major Issues

Having grown rapidly in the emerging mobile Internet industry, we are stressing the following major issues to achieve further growth.

(1) Selectivity and Focus on Business Portfolio through analysis, evaluation and reexamination
- Selection and Reinforcement of the service portfolio, including M & A
- Development of high-income content services by utilizing marketing data
- Reinforcement of sales force to sell customer need-oriented services, such as 'Sugu Mail™'
- Development of application software that is not industry specific

(2) Reinforcement of administration and human resource system to run a strategic organization
- Implementation of new HR assessment system and career system
- Strategic recruitment and posting of personnel

(3) Internal control system to analyze the business and make decisions based on financial indicators

(4) Investment in R&D and new business for future growth
- Technology-related (K Laboratory Co., Ltd.) and international businesses to improve their profitability

(5) Reinforcement of control over a subsidiary and an affiliate
- Competitive operation by maximizing synergy-effect with K Laboratory Co., Ltd.

(6) Reinforcement of risk management

(7) Reinforcement of governance system

7. Key Business Indicator (ROE and EVA®)

We will stress ROE, as a key business indicator. Our midterm target is a stable ROE of 20%, after paying back the deficit, on a consolidated basis. Furthermore, we consider the long-term growth of the Economic Value Added (EVA®) as an important business indicator. We assume that our use of these indicators will eventually contribute to the interests of shareholders.

3. Financial Condition and Results of Operations

1. Business Review

Summary

< Interim Results >

	Sales (mil. yen)	Ordinary Income (mil. yen)	Net Income (mil. yen)	Earnings per Share (yen)	ROE (adjusted annual)	EBITDA (mil. yen)
1st Half, FY ended March 31, 2003	**4,288**	**570**	**660**	**21,093**	**30.9%**	**759**
1st Half, FY ended March31, 2002	3,051	121	219	7,151	12.8%	343
Change	1,237 (40.6%)	449 (370.3%)	440 (200.9%)	13,942 (195.0%)	18.1points	416 (121.3%)

< Quarterly Results >

	Sales (mil. yen)	Ordinary Income (mil. yen)	Net Income (mil. yen)	Earnings per Share (yen)	ROE (adjusted annual)	EBITDA (mil. yen)
2nd Quarter, FY ended March 31, 2003	**2,239**	**327**	**399**	**12,630**	**35.2%**	**426**
2nd Quarter, FY ended March31, 2002	1,639	109	164	5,373	18.9%	248
Change	600 (36.6%)	218 (199.3%)	234 (142.2%)	7,257 (135.1%)	16.3 points	178 (71.7%)

Business Environment of Mobile Internet Market

<Domestic Market>

Number of Domestic Mobile Phone Subscription (Survey by the Telecommunications Carriers Association)

	Mobile Phone & PHS Users' Account	(PHS Users Only)	Population Penetration Ratio (In-house Calculation)
September 30, 2002	**77.71 million**	**(5.63 million)**	**61.0%**
September 30, 2001	71.05 million	(5.69 million)	55.8%

Number of Internet-Enabled Mobile Phone Subscription (Survey by the Telecommunications Carriers Association)

	Mobile Phone & PHS Users' Account	(PHS Users Only)	Wireless Internet Penetration Ratio (exl. PHS)
September 30, 2002	**59.47 million**	**(2.36 million)**	**79.2%**
September 30, 2001	47.35 million	(2.42 million)	68.7%

Nomura Securities estimated, in August 2002, that the number of domestic mobile phone users will reach 90 million people in March 2006, and the ratio of Internet accessing users will reach 89% out of all mobile phone users.

<Overseas Market>

The number of mobile phone users amounted to 955 million people at the end of 2001, and is forecast to reach 1,591 million people by the end of 2005, according to Nomura Securities' survey in August 2002.

<New Platform>

According to NTT DoCoMo, as of October 13, 2002, the number of Java™ -enabled mobile phones sold by the company rose to 15.01 million, accounting for 42.9% of 34.99 million i-mode handsets. J-PHONE and KDDI's Java™ -enabled handsets are also becoming standards. Furthermore, KDDI launched, in April 2002, a mobile phone which is designed for BREW™, QUALCOMM Inc.'s advanced wireless platform for developing applications that support wireless devices. The accessible area of NTT DoCoMo's third generation mobile phone FOMA, which was launched in October 2001, is gradually expanding.

Business Review by Business Segment

<Content Business>

<Interim Results>

	Sales (mil. yen)	% against Consolidated Sales (%, points)	No. of Services	No. of New Services	No. of Services Abolished	No. of Subscribers (thousand people)
1st Half, FY ended March 31, 2003	**3,544**	**82.7%**	**77**	**4**	**0**	**3,479** (before adjustment)
1st Half, FY ended March 31, 2002	2,679	87.8%	63	6	7	2,913
Change	865 (32.3%)	- 5.1 points	14	−2	−7	565 (19.4%)

<Quarterly Results>

	Sales (mil. yen)	% against Consolidated Sales (%, points)	No. of Services	No. of New Services	No. of Services Abolished	No. of Subscribers (thousand people)
2nd Quarter, FY ended March 31, 2003	1, 828	81. 7%	77	1	0	3, 479 (before adjustment)
2nd Quarter, FY ended March 31, 2002	1, 438	87. 8%	63	6	4	2,913
Change	389 (27. 1%)	− 6. 1 points	14	− 5	− 4	565 (19.4%)

<Number of services with new features>

Java™-Enabled Content Services			Motion Picture Services	
i αppli (NTT DoCoMo)	ezplus (KDDI)	J-Phone Java™ Applet (J-Phone)	i-motion (NTT DoCoMo)	ezmovie (KDDI)
15	5	1	1	2

*These figures show the number of content services that CYBIRD itself provides as an "Information Provider".
(Please refer to "CYBIRD's IP Content List", attached at the end of this document.)

During the quarter under review, we concentrated on launching the new services for Java™ Polygon Engine compatible handsets, and on developing applications for new handsets with embedded cameras. We are planning to launch one to two content services a month in the FY ended March 31, 2003.

<Number of Domestic Content Services>



80
70
60
50
40
30
20
10
0
74
75
76
76
77
77
14
14
14
14
14
14
18
18
18
18
18
18
26
27
28
28
29
29
Apr-02
May-02
Jun-02
Jul-02
Aug-02
Sep-02
DDI POCKET
KDDI
J-PHONE
NTT DoCoMo
NTT DoCoMo J-PHONE KDDI DDI POCKET

< Number of Content Service Subscribers (CYBIRD IP Content Services Only)>

Unit person



3,500,000
3,450,000
3,400,000
3,350,000
3,300,000
3,250,000
3,200,000
3,298,771
3,332,235
3,371,160
3,418,962
3,454,090
3,479,182
(before adjustment)
Apr-02
May-02
Jun-02
Jul-02
Aug-02
Sep-02

<Sales Composition by Operators>

<Interim>

1st Half, FY March, 2002



DDIP
2%
KDDI
19%
NTT
DoCoMo
56%

1st Half, FY March, 2003



DDIP
1%
KDDI
17%
NTT
DoCoMo
60%

<Quarter>

2Q, FY March, 2002



DDIP
2%
KDDI
19%
NTT
DoCoMo
56%

2Q, FY March, 2003



DDIP
0%
KDDI
17%
NTT
DoCoMo
61%

<Marketing Solution Business>

<Interim Results>

	Sales (mil. yen)	% of Consolidated Sales (%, points)
1st Half, FY ended March 31, 2003	**578**	**13.5%**
1st Half, FY ended March 31, 2002	297	9.7%
Change	281 (94.5%)	3.8 points

<Quarterly Results>

	Sales (mil. yen)	% of Consolidated Sales (%, points)
2nd Quarter, FY ended March 31, 2003	**316**	**14.2%**
2nd Quarter, FY ended March 31, 2002	159	9.8%
Change	157 (98.3%)	4.4 points

For the quarter under review, the main projects of the Marketing Solution Division were as follows.

- Providing 'Sugu Mail™' services for Kirin Brewery Company, Limited, TSUTAYA Online Corporation, and other companies
- Providing ASP service for mobile campaigns for a new movie promotion of Toho Co., Ltd., a shop promotion of REINS INTERNATIONAL, and other companies
- Planning, development and operation for "Mobile Commerce Site". Providing that service towards a pop music star Tomoyasu Hotei.

<Technology Related Business (K Laboratory)>

<Interim Results>

	Sales (mil. yen)	% of Consolidated Sales (%, points)
1st Half, FY ended March 31, 2003	**154**	**3.6%**
1st Half, FY ended March 31, 2002	69	2.3%
Change	84 (121.3%)	1.3 points

<Quarterly Results>

	Sales (mil. yen)	% of Consolidated Sales (%, points)
2nd Quarter, FY ended March 31, 2003	**86**	**3.8%**
2nd Quarter, FY ended March 31, 2002	36	2.2%
Change	50 (138.9%)	1.6 points

Its major projects during the quarter under review were as follows.

<Java™ Application>

- Planning, development and operation of browser application "Appli Sport Nippon Sokuhou Appli" for Mainichi Newspaper.
- Development of i area-compatible "Tabisaki Mail" for "Hello Kitty Mail" (©Sanrio Co., Ltd.), an official i-mode service, in collaboration with Imagineer Co., Ltd.
- Development of the third "Special Clock" for "Appli Machiuke Tokeiya-san", an official i-mode service, of CYBIRD.
- Development of new games for "EZ Mini Game Tengoku" and "Kensho Puzzler", KDDI's official services, of CYBIRD

<BREW™ Applications>

- Released "SWF Player for Mobile Phone", mounted in the BREW™ compatible handset supplied by QUALCOMM Inc, at the QUALCOMM's exhibition booth during "Wireless Japan" in July.

<Platform Business>

- Displayed "SWF Player for Mobile Phone", mounted in Hitachi's "SH-Mobile" at K Laboratory's booth during "Wireless Japan" In July.

<International Business>

<Interim Results>

	Sales (mil. yen)	% of Consolidated Sales (%, points)
1st Half, FY ended March 31, 2003	**11**	**0.2%**
1st Half, FY ended March 31, 2002	4	0.2%
Change	6 (146.0%)	0.0 points

<Quarterly Results>

	Sales (mil. yen)	% of Consolidated Sales (%, points)
2nd Quarter, FY ended March 31, 2003	**7**	**0.3%**
2nd Quarter, FY ended March 31, 2002	4	0.2%
Change	3 (75.8%)	0.1 points

Major projects for the quarter were as follows.

- Launched Branded SIM Project in Hong Kong as a new customer acquisition support and solution business in the Asian market.
- Started providing i-mode content service in Taiwan.

Consolidated Statements of Income

<Sales>

For the first half, consolidated sales were 4,288 million yen, up 1,237 million yen, or 40.6%, from the first half of the last fiscal year.

Second quarter consolidated sales amounted to 2,239 million yen, up 191 million yen, or 9.3%, from the previous quarter. The major reasons for the sales increase were the good performance of the Marketing Solution business and the steady growth of the Mobile Content business.

<Cost of Sales>

For the first half, cost of sales totaled 2,051 million yen, up 545 million yen, or 36.2%, from the first half of the last fiscal year. Thanks to efforts to control fixed cost, such as manpower cost and rent, we improved the gross profit margin from 50.6% to 52.2%.

For the second quarter, although variable costs, such as information providing and contracting fees, increased, the gross profit margin increased to 53.0% from 51.3% in the previous quarter.

<Selling and General Administrative Expenses>

For the first half, SG&A was 1,664 million yen, up 292 million yen, or 21.3%, from the first half of the last fiscal year.

SG&A in the second quarter was 857 million yen, an increase of 50 million yen, or 6.3%, from the previous quarter.

The breakdown of main selling and general administrative expenses was as follows.

<Interim>

Item	**Interim Period ended September 30, 2002**	Interim Period ended September 30, 2001	Change	
	Million yen	Million yen	Million yen	%
Personnel Expenses	**500**	345	155	45.0
Advertisement & General Publicity Expenses	**153**	182	(29)	(16.2)
Research & Development Expenses	**201**	255	(53)	(21.1)
Charge & Commission	**504**	369	134	36.5
Others	**304**	219	85	39.0
Total	**1,664**	1,372	292	21.3

<Quarter>

Item	**The second quarter From July 1 To September 30, 2002**	The first quarter From April 1 To June 30, 2002	Change	
	Million yen	Million yen	Million yen	%
Personnel Expenses	**262**	238	23	10.1
Advertisement & General Publicity Expenses	**81**	71	9	13.7
Research & Development Expenses	**109**	91	18	19.9
Charge & Commission	**249**	254	(4)	(1.8)
Others	**153**	150	2	1.9
Total	**857**	806	50	6.3

The driving factors for the changes in SG&A, compared with the previous quarter, were as follows.

- Increase of personnel in pace with business growth. The number of employees on consolidated basis, as of September 30, 2002, was 237 people.
- Increase of Advertisement & General Publicity Expenses, mainly due to the cost for the "Fuji Rock Festival".
- Increase of collection commission to wireless network operators, in pace with the growth of the content business. The payment for the second quarter amounted to 183 million yen, which is included in Charge & Commission.

<Operating Income>

For the first half, operating income was 572 million yen, up 399 million yen, or 230.9%, from the first half of the last fiscal year.

Operating income in the second quarter, operating income amounted to 329 million yen, an increase of 85 million yen, or 34.9%, from the previous quarter. Due to the control of SG&A, operating profit margin increased to 14.7% from 11.9% in the previous quarter.

<Net Income>

Operating profit margin boosted first half net income to 660 million yen, up from 219 million yen a year earlier. Notable items in the Interim Period were 2 million yen of equity in net loss of affiliated companies (Cybird Korea Co., Ltd.) compared with 49 million yen appropriated in the first half of the last year, and the revaluation of all content services to focus our investment in profitable services, resulting in a 22 million yen loss from revaluation of software. Furthermore, due to the recovery of accumulated loss in tax accounting, we posted 201 million yen as corporate, resident and business tax. On the other hand, tax effect was recognized and 287 million yen was adjusted as a drawback of corporate tax payment.

Second quarter net income amounted to 399 million yen, an increase of 138 million yen, or 52.9%, from 261 million yen in the previous quarter. Other factors contributing to the change were 0 million yen of equity in net loss of affiliated companies (Cybird Korea Co., Ltd.).

<Earnings per Share (EPS)>

For the first half, earnings (net income) per share (EPS) was 21,093 yen, up from 7,151 yen in the first half of the last fiscal year.

EPS in the second quarter amounted to 12,630 yen, a 4,205 yen increase from 8,425 yen in the previous quarter.

<EBITDA (Earnings before Interest, Tax, Depreciation and Amortization)>

For the first half, EBITDA was 759 million yen, an increase of 416 million yen from 343 million yen in the first half of the last fiscal year.

Second quarter EBITDA totaled 426 million yen, an increase of 92million yen from 333 million yen in the previous quarter. Our EBITDA is calculated by the formula shown below.

(Formula) EBITDA = Operating Income + Depreciation Cost (Tangible Assets & Intangible Assets)

<ROE (Return on Equity)>

Second quarter adjusted annual ROE was 35.2%, an increase of 9.5 points from 25.7% in the previous quarter. Adjusted annual Return on Raised Capital was 30.8%, an increase of 10.0 points from 20.8% in the previous quarter. After verifying the possibility of the collection of deferred tax assets, the company began recording the tax effects of temporary differences between tax and financial reporting. The second quarter ROE reflects these effects. Our adjusted annual ROE is calculated by the formula shown below.

(Formula)

$$\text{ROE} = \frac{\text{Net Income (Quarter)}}{(\text{Shareholders' Equity (Beginning of Quarter)} + \text{Shareholders' Equity (End of Quarter)}) \div 2} \times 100 \times 4$$

Consolidated Balance Sheets

Total assets at September 30, 2002 were 6,119 million yen, up 1,335 million yen or 27.9%, from the first half of the last fiscal year, and up 727 million yen, 13.5%, from the previous quarter. Total liabilities at September 30, 2002 amounted to 1,341 million yen, an increase of 125 million yen, 10.3%, from the first half of the last fiscal year, and an increase of 302 million yen, or 29.2%, from the previous quarter. Total shareholders' equity at September 30, 2002 was 4,752 million yen, up 1,212 million yen, or 34.3%, from the first half of the last fiscal year, and up 419 million yen, or 9.7%, from the previous quarter.

Major factors contributing to second quarter changes were as follows.

- 104 million yen increase in the short-term borrowing of the subsidiary.
- 399 million yen decrease in deficit due to the net profit.
- 10 million yen increases in both Common stock and additional paid-in capital due to the exercise of stock options during the quarter.

Consolidated Cash Flow Statements

Total cash and cash equivalents at quarter-end were 2,597 million yen, up 574 million yen, or 28.4%, from the first half of the last fiscal year, and up 197 million yen, 8.2%, from the previous quarter.

For the second quarter, major changes were as follows.

- Payment of consumption tax
- 50 million yen expense for the acquisition of the investment securities
- Decrease in software expenses
- Bank borrowing by the subsidiary
- 20 million yen in proceeds from the exercise of stock options

2. Outlook

We avoid providing earnings forecasts because of the difficulty of making rational forecasts in our fast moving and volatile business field. However, we will make every effort to secure reasonable income and maximize our corporate worth. And we do disclose earnings-related issues and drivers on a monthly, quarterly, and timely basis.

4. Consolidated Financial Statements (Interim)

(1) **Consolidated Balance Sheets**

The Interim Period of FY March 2003, the Interim Period of FY March 2002 and the FY March 2002

	September 30, 2002		September 30, 2001		March 31,2002	
	Million yen	%	Million yen	%	Million yen	%
Assets						
I **Current Assets :**						
Cash and cash equivalents	2,597		2,022		2,062	
Trade accounts receivables	2,117		1,566		2,015	
Inventories	36		24		40	
Others	258		116		98	
Allowance for doubtful accounts	(31)		(55)		(36)	
Total current assets	4, 977	81.3	3,674	76.8	4,180	81.1
II **Fixed Assets :**						
(Tangible fixed assets)	121	2.0	135	2.9	134	2.6
(Intangible fixed assets)						
Software	474		596		481	
Other intangible assets	28		27		41	
Total intangible fixed assets	502	8.2	623	13.0	522	10.1
(Investments and other assets)						
Lease deposit	255		255		254	
Other assets	261		94		62	
Total investments and other assets	516	8.5	349	7.3	316	6.2
Total fixed assets	1,141	18.7	1,109	23.2	974	18.9
Total	6,119	100.0	4,784	100.0	5,154	100.0

	September 30, 2002		September 30, 2001		March 31,2002	
	Million yen	%	Million yen	%	Million yen	%
Liabilities and shareholders' equity						
I Current liabilities :						
Trade accounts payable	390		265		330	
Short term bank debts	287		500		300	
Bonus payment reserve	67		31		42	
Accounts payable	578		351		604	
Other current liabilities	18		24		46	
Total current liabilities	1,341	21.9	1,172	24.5	1,323	25.7
II Fixed liabilities :						
Total fixed liabilities	—	—	43	0.9	20	0.4
Total liabilities	1,341	21.9	1,216	25.4	1,343	26.1
III Minority Interest :	25	0.4	27	0.6	29	0.6
IV Shareholders' equity :						
Common stock	2,565	41.9	2,405	50.3	2,408	46.7
Additional paid in capital	2,622	42.9	2,462	51.5	2,465	47.8
Deficit	434	(7.1)	1,333	(27.9)	1,095	(21.2)
Foreign exchange transaction adjustment	(0)	(0.0)	(2)	(0.0)	(0)	(0.0)
Unrealized gain on available-for-sale securities	—	—	7	0.1	3	0.0
Total Capital	4,752	77.7	3,539	74.0	3,781	73.3
Total	6,119	100.0	4,784	100.0	5,154	100.0

(2) **Consolidated Statements of Income (Operations)**

The Interim Period of FY March 2003, the Interim Period of FY March 2002 and the FY March 2002

	Interim Period ended September 30, 2002		Interim Period ended September 30, 2001		Fiscal year ended March 31,2002	
	Million yen	%	Million yen	%	Million yen	%
Net sales	4,288	100.0	3,051	100.0	6,944	100.0
Cost of sales	2,051	47.8	1,506	49.4	3,429	49.4
Gross profit	2,237	52.2	1,545	50.6	3,515	50.6
Selling, general and administrative expenses	1,664	38.8	1,372	44.9	3,005	43.3
Operating income	572	13.4	173	5.7	509	7.3
Non-operating income	2	0.0	1	0.0	3	0.1
Interest income	0		0		1	
Refund of consumption taxes	—		0		0	
Compensation of damages	—		0		2	
Subsidy	2		—		—	
Others	0		0		0	
Non-operating expenses	5	0.1	52	1.7	74	1.1
Interest expenses	2		2		8	
Equity in net losses of affiliated companies	2		49		62	
Others	—		1		3	
Ordinary Income	570	13.3	121	4.0	438	6.3
Extraordinary gain	9	0.2	88	2.9	103	1.5
Gain on sales of investment securities	9		44		53	
Gain on change of equity	—		43		49	
Extraordinary loss	24	0.5	1	0.1	105	1.5
Loss from retirement of fixed assets	—		1		3	
Loss from revaluation of software	22		—		101	
Others	1		—		—	
Income before income taxes and minority interest	555	13.0	207	6.8	436	6.3
Income taxes						
Current	201	4.7	1	0.0	2	0.1
Deferred	(287)	(6.7)	—	—	—	—
Total	(86)	(2.0)	1	0.0	2	0.1
Minority interest in loss	18	0.4	13	0.4	24	0.4
Net income	660	15.4	219	7.2	457	6.6

Sales Composition

	Interim Period ended September 30, 2002		Interim Period ended September 30, 2001		Fiscal year ended March 31,2002	
	Million yen	%	Million yen	%	Million yen	%
Content Business	3,544	82.7	2,679	87.8	5,909	85.1
Marketing Solution Business	578	13.5	297	9.7	778	11.2
International Business	11	0.2	4	0.2	31	0.5
Technology Related Business	154	3.6	69	2.3	225	3.2
Total	4,288	100.0	3,051	100.0	6,944	100.0

Note1. "Technology Related Business" is mainly Client-side Software Development / Licensing Business

(3) **Consolidated Statements of Shareholders' Equity**

The Interim Period of FY March 2003, the Interim Period of FY March 2002 and the FY March 2002

	Outstanding number of common stock	Common stock	Additional Paid-in capital	Deficit	Unrealized gain on available-for-sale securities	Foreign currency translation adjustment
		Million yen	Million yen	Million yen	Million yen	Million yen
Balance - March 31, 2001	15,340	2,405	2,462	(1,545)	—	—
Net Income				219		
Increase in deficit resulting from increase of affiliates on equity method				(8)		
Stock split	15,340					
Unrealized gain on available-for-sale securities					7	
Foreign currency translation adjustment						(2)
Balance - September 30, 2001	30,680	2,405	2,462	(1,333)	7	(2)
Net Income				238		
Exercise of stock option	18	3	3			
Unrealized gain on available-for-sale securities					(5)	
Foreign currency translation adjustment						2
Balance – March 31, 2002	30,698	2,408	2,465	(1,095)	3	(0)
Net Income				660		
Exercise of stock option	942	157	157			
Unrealized gain on available-for-sale securities					(3)	
Foreign currency translation adjustment						0
Balance – September 30, 2002	31,640	2,565	2,622	(434)	—	(0)

(4) **Consolidated Cash Flow Statements**

The Interim Period of FY March 2003, the Interim Period of FY March 2002 and the FY March 2002

	Interim Period ended September 30, 2002	Interim Period ended September 30, 2001	Fiscal year ended March 31,2002
	Million yen	Million yen	Million yen
Operating activities :			
Income before income taxes and minority interest	555	207	436
Adjustments to reconcile net loss to net cash used in operating activities			
Depreciation and amortization	186	170	365
Increase(decrease)in allowance for doubtful accounts	(4)	33	13
Increase(decrease)in bonus payment reserve	24	1	12
Interests and dividend received	(0)	(0)	(1)
Interests expenses	2	2	8
Equity in net losses of affiliated companies	2	49	62
Gain on sales of investment securities	(9)	(44)	(53)
Gain on change of equity	1	(43)	(49)
Increase(decrease)in trade accounts receivable	(102)	(309)	(757)
Decrease(increase)in inventories	4	36	21
Increase(decrease)in trade accounts payable	59	85	150
Increase(decrease)in accounts payable others	(162)	(2)	263
Other—net	(47)	64	190
Total adjustments	511	250	662
Interests and dividend received	0	0	0
Interest expenses	(3)	(3)	(8)
Income taxes—paid	(3)	(2)	(2)
Net cash provided by operating activities	505	245	652
Investing activities :			
Expenditures for property and equipment	(8)	(11)	(37)
Expenditures for software	(227)	(154)	(322)
Expenditures for investment securities	(50)	(42)	(42)
Proceeds from sales of investment securities	25	60	87
Expenditures for lease deposits	(0)	(144)	(146)
Other-net	(5)	(33)	(37)
Net cash used in investing activities	(266)	(326)	(498)
Financing activities :			
Proceeds from Short-term bank debt	250	500	800
Repayment of short-term bank debt	(262)	—	(500)
Repayment of long-term debt	(20)	(19)	(39)
Proceeds from issue of new shares	314	—	6
Proceeds from minority share holders	14	63	83
Other—net	—	(1)	(1)
Net cash provided by financing activities	295	542	348
Foreign currency translation adjustment	(0)	—	—
Net increase (decrease) in cash and cash equivalents	534	461	502
Cash and cash equivalents, beginning of period	2,062	1,560	1,560
Cash and cash equivalents, end of period	2,597	2,022	2,062

Basic Information for the Consolidated Financial Statements

1. Basis of Consolidation	(1) The accompanying consolidated financial statements have been prepared in accordance with the provisions set forth in the Japanese Securities and its related accounting regulations, and in conformity with accounting principles and practices generally accepted in Japan, which are different in certain respects as to application and disclosure requirements of International Accounting Standards. The consolidated financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than Japan. In preparing these consolidated financial statements, certain reclassifications and rearrangements have been made to the consolidated financial statements issued domestically in order to present them in a form, which is more familiar to readers outside Japan. (2) Number of Consolidated Company: 2 (two) Name of the Consolidated Company: K Laboratory Co., Ltd. DMOVE Co., Ltd. (3) CYBIRD Co., Ltd. has no unconsolidated subsidiaries.
2. Equity Method	(1) Number of associated companies accounted for by equity method: 1 (one) Name of the associated company accounted for by equity method: CYBIRD Korea Co., Ltd. (2) For the company accounted for by the equity method that has a different semi-annual period from that of the consolidated financial statements, the equity method is applied by using its semi-financial statements.
3. Fiscal Year of Consolidated Subsidiary	The fiscal year of the consolidated subsidiaries is same as that of the consolidated business year.
4. Summary of Significant Accounting Policies (1) Asset Valuation Standards and Methods	① Investment Securities Available-for-sale securities are reported at fair value, with unrealized gains and losses, net of applicable taxes, reported in a separate component of shareholders' equity. The cost of securities sold is determined based on the moving-average method. Non-marketable available-for-sale securities are stated at cost determined by the moving-average method. ② Inventories a. Merchandise Valuation at Cost by Moving Average Cost Method b. Work in Process Valuation at Cost by Identified Cost Method
(2) Depreciation Method for Depreciable Asset	① Tangible Fixed Asset Computed on the declining-balance method. Useful Lives are as follows. Leasehold improvements 10 to 15 years Furniture and Fixtures 5 to 6 years ② Intangible Fixed Asset The straight-line method, based on a useful life of 3 years, is applied to software for in-house use.
(3) Allowance or Reserve	

(4) Leases	① Allowance for Doubtful Accounts The allowance for doubtful accounts is stated in amounts considered to be appropriate based on the companies' past credit loss experience and an evaluation of potential losses in the receivables outstanding. ② Bonus Payment Reserve The bonus payment reserve is stated in amounts considered to be appropriate based on the amount of bonus forecast. All leases are accounted for as operating leases. Under Japanese accounting standards for leases, finance leases deemed to transfer ownership of the leased property to the lessee are capitalized, while other finance leases may be accounted for as operating leases subject to appropriate footnote disclosure.
5. Cash and Cash Equivalents in Consolidated Cash Flow Statements	Cash and Cash Equivalents in the Consolidated Cash Flow Statements consist of cash on hand and bank deposits with maturities under 3 months.

Notes

(Consolidated Balance Sheets) (Round off to millions)

Item \ Term	Interim Period ended September 30, 2002	Interim Period ended September 30, 2001	Fiscal year ended March 31,2002
1. Accumulated Amount of Depreciation for Tangible Assets	98 million yen	55 million yen	77 million yen

(Consolidated Profit and Loss Statements) (Round off to millions)

Item \ Term	Interim Period ended September 30, 2002	Interim Period ended September 30, 2001	Fiscal year ended March 31,2001
1. Principal Selling and General Administrative Expenses	Advertisement & General Publicity Expenses 153 million yen Allowance for Doubtful Accounts 31 million yen Employees' Salaries 293 million yen Change in Bonus Payment Reserve 28 million yen Research and Development Cost 201 million yen Charges & Commissions 504 million yen	Advertisement & General Publicity Expenses 182 million yen Allowance for Doubtful Accounts 33 million yen Employees' Salaries 190 million yen Change in Bonus Payment Reserve 10 million yen Research and Development Cost 255 million yen Charges & Commissions 369 million yen	Advertisement & General Publicity Expenses 387 million yen Allowance for Doubtful Accounts 16 million yen Employees' Salaries 437 million yen Change in Bonus Payment Reserve 17 million yen Research and Development Cost 486 million yen Charges & Commissions 836 million yen

(Consolidated Cash Flow Statements) (Round off to millions)

Item \ Term	Interim Period ended September 30, 2002	Interim Period ended September 30, 2001	Fiscal year ended March 31,2002
Relation between Balance of Cash & Cash Equivalents and Items in the Consolidated Balance Sheets	Cash & Cash Equivalents Account 2,597 million yen Cash & Cash Equivalents 2,597 million yen	Cash & Cash Equivalents Account 2,022 million yen Cash & Cash Equivalents 2,022 million yen	Cash & Cash Equivalents Account 2,062 million yen Cash & Cash Equivalents 2,062 million yen

(Lease Transactions) (Round off to millions)

Item \ Term	Interim Period ended September 30, 2002	Interim Period ended September 30, 2001	Fiscal year ended March 31,2001
Finance Lease Transactions, with which the Ownership is not Transferred to the Lessee. 1. Pro Forma Equivalent Acquisition Cost, Accumulated Depreciation and Net Leased Property.	Unit: million yen (see table below)	Unit: million yen (see table below)	Unit: million yen (see table below)
2. Pro Forma Equivalent Balance of Unexpired Lease Expenses	Due within 1 year 192 million yen Due after 1 year 156 million yen Total 349million yen	Due within 1 year 178million yen Due after 1 year 295million yen Total 474 million yen	Due within 1 year 183 million yen Due after 1 year 216 million yen Total 400 million yen
3. Lease Expenses, Pro Forma Equivalent Depreciation and Interest Expense	Lease Expenses 98 million yen Equivalent Depreciation 89 million yen Equivalent Interest Expense 9 million yen	Lease Expenses 94 million yen Equivalent Depreciation 85 million yen Equivalent Interest Expense 12 million yen	Lease Expenses 189 million yen Equivalent Depreciation 174 million yen Equivalent Interest Expense 23 million yen
4. Computation Method for Pro Forma Equivalent Depreciation	Straight-line method. Lease period is the useful life of the asset, and scrap value is zero.	Same as on left	Same as on left
5. Computation Method for Pro Forma Equivalent Interest	Interest method. Pro forma equivalent interest is estimated as the difference of total lease expense and pro forma equivalent acquisition value.	Same as on left	Same as on left

Interim Period ended September 30, 2002 (Unit: million yen)

	Equivalent Acquisition Cost	Equivalent Accumulated Depreciation	Equivalent Balance
Property & Equipment	662	346	315
Software	37	23	13
Total	699	369	329

Interim Period ended September 30, 2001 (Unit: million yen)

	Equivalent Acquisition Cost	Equivalent Accumulated Depreciation	Equivalent Balance
Property & Equipment	611	180	431
Software	37	11	25
Total	648	192	456

Fiscal year ended March 31,2001 (Unit: million yen)

	Equivalent Acquisition Cost	Equivalent Accumulated Depreciation	Equivalent Balance
Property & Equipment	623	262	360
Software	37	23	13
Total	660	285	374

(Securities)

Current Consolidated Interim (From April 1, 2002 to September 30, 2002)

1. Marketable Securities

Investment Securities

Not Applicable.

2. Non-Marketable Securities

Investment Securities (Round off to millions)

Classification	Recorded Amount
Securities without Present Market Values	57 million yen

Previous Consolidated Interim (From April 1, 2001 to September 30, 2001)

1. Marketable Securities

Investment Securities (Round off to millions)

Classification	Acquisition Value	Recorded Amount	Change
Stock	35 million yen	48 million yen	13 million yen

2. Non-Marketable Securities

Investment Securities (Round off to millions)

Classification	Recorded Amount
Securities without Present Market Values	7 million yen

Previous Consolidated Fiscal Year (From April 1, 2001 to March 31, 2002)

1. Marketable Securities

Investment Securities (Round off to millions)

Classification	Acquisition Value	Recorded Amount	Change
Stock	15 million yen	22 million yen	6 million yen

2. Non-Marketable Securities

Investment Securities (Round off to millions)

Classification	Recorded Amount
Securities without Present Market Values	7 million yen

(Derivative Financial Instruments)

Interim ended September 30, 2002

Not Applicable.

Interim ended September 30, 2001

Not Applicable.

Fiscal year ended March 31, 2002

Not Applicable.

(Segment Information)

1. Business Segment Information

Current Consolidated Interim (From April 1, 2002to September 30, 2002), Previous Consolidated Interim (From April 1, 2001 to September 30, 2001)

The principle businesses of the Company and its consolidated subsidiaries are a content business for mobile phone and PHS, and a system development business for mobile contents and mobile services. A description of these businesses is omitted here, because these businesses are regarded as one business segment, 'mobile Internet businesses'.

Previous Consolidated Fiscal Year (From April 1, 2001 to March 31, 2002)

The principle businesses of the Company and its consolidated subsidiaries are a content business for mobile phone and PHS, and a system development business for mobile contents and mobile services. A description of these businesses is omitted here, because the amount of sales, operating profit or assets from, or of, those business segments accounts for more than 90% of total sales, operating profit or assets.

2. Geographic Segment Information

Current Consolidated Interim (From April 1, 2002to September 30, 2002)

Description is omitted, due to the amount of sales and amount of assets in Japan accounted more than 90% of consolidated sales.

Previous Consolidated Interim (From April 1, 2001 to September 30, 2001) and Previous Consolidated Fiscal Year (From April 1, 2001 to March 31, 2002)

Not applicable. (No existing branches or consolidated subsidiaries outside Japan.)

3. Overseas Sales

Current Consolidated Interim (From April 1, 2002to September 30, 2002), Previous Consolidated Interim (From April 1, 2001 to September 30, 2001) and Previous Consolidated Fiscal Year (From April 1, 2001 to March 31, 2002)

Description is omitted, due to the amount of overseas sales less than 10% of consolidated sales.

5. Consolidated Financial Statements (Quarter)

(3) Consolidated Balance Sheets

The Second Quarter of FY March 2003

	The second quarter As of September 30, 2002		The first quarter As of June 30, 2002		Change	
	Million yen	%	Million yen	%	Million yen	%
Assets						
Current Assets :						
Cash and cash equivalents	2,597		2,399			
Trade accounts receivable	2,117		1,970			
Inventories	36		12			
Other current assets	258		123			
Allowance for doubtful accounts	(31)		(78)			
Total current assets	4,977	81.3	4,426	82.1	551	12.5
Fixed Assets						
Tangible fixed assets :	121	2.0	132	2.4	(10)	(8.1)
Intangible fixed assets :						
Software	474		503			
Other intangible fixed assets	28		33			
Total intangible fixed assets	502	8.2	536	10.0	(34)	(6.3)
Investments and other assets :						
Lease deposit	255		254			
Other assets	261		41			
Total investments and other assets	516	8.5	295	5.5	221	74.9
Total fixed assets	1,141	18.7	964	17.9	176	18.3
Total	6,119	100.0	5,391	100.0	727	13.5

	The second quarter As of September 30, 2002		The first quarter As of June 30, 2002		Change	
	Million yen	%	Million yen	%	Million yen	%
Liabilities and shareholders' equity						
Current liabilities :						
Trade accounts payable	390		356			
Short-term debt	287		183			
Bonus payment reserve	67		0			
Accounts payable	578		457			
Other current liabilities	18		34			
Total current liabilities	1,341	21.9	1,031	19.1	309	30.0
Fixed liabilities :						
Total fixed liabilities	—	—	7	0.1	(7)	(100.0)
Total liabilities	1,341	21.9	1,038	19.2	302	29.2
Minority interest :	25	0.4	19	0.4	5	28.1
Shareholders' equity :						
Common stock	2,565	41.9	2,555	47.4		
Additional paid-in capital	2,622	42.9	2,612	48.4		
Deficit	434	(7.1)	834	(15.4)		
Foreign currency translation adjustment	(0)	(0.0)	(0)	(0.0)		
Total Capital	4,752	77.7	4,332	80.4	419	9.7
Total	6,119	100.0	5,391	100.0	727	13.5

(2) Consolidated Statements of Income

The Second Quarter of FY March 2003

	The second quarter From July 1 To September 30,2002		The first quarter From April 1 To June 30,2002		Change	
	Million yen	%	Million yen	%	Million yen	%
Net sales	2,239	100.0	2,048	100.0	191	9.3
Cost of sales	1,053	47.0	997	48.7	55	5.6
Gross profit	1,186	53.0	1,050	51.3	135	12.9
Selling, and general administrative expenses	857	38.3	806	39.4	50	6.3
Operating Income	329	14.7	243	11.9	85	34.9
Non-operating income	1	0.0	1	0.1	(0)	(31.9)
Non-operating expenses	2	0.1	2	0.1	(0)	(5.5)
Ordinary Income	327	14.6	242	11.9	84	34.9
Extraordinary gain	—	—	9	0.4	(9)	(100.0)
Extraordinary loss	24	1.1	—	—	24	—
Income before income taxes and minority interest in loss	303	13.5	252	12.3	51	20.3
Income taxes						
Current	200	9.0	1	0.1	199	17,171.4
Deferred	(287)	(12.9)	—	—	(287)	—
Minority interest in loss	8	0.4	10	0.5	(1)	(13.2)
Net income	399	17.8	261	12.7	138	52.9

Sales Composition

Item	The second quarter From July 1 To September 30,2002		The first quarter From April 1 To June 30,2002		Change	
	Million yen	%	Million yen	%	Million yen	%
Content Business	1,828	81.7	1,715	83.7	112	6.6
Marketing Solution Business	316	14.2	261	12.8	55	21.2
International Business	7	0.3	3	0.2	4	141.6
Technology Related Business	86	3.8	68	3.3	18	26.6
Total	2,239	100.0	2,048	100.0	191	9.3

Note 1. "Technology Related Business" is mainly Client-side Software Development / Licensing Business

(3) Consolidated Statements of Shareholders' Equity

The Second Quarter of FY March 2003

	Outstanding number of common stock	Common stock	Additional Paid-in capital	Deficit	Unrealized gain on available-for-sale securities	Foreign currency translation adjustment
		Million yen	Million yen	Million yen	Million yen	Million yen
Balance - December 31, 2001	30,680	2,405	2,462	(1,280)	6	(2)
Net Income				185		
Exercise of stock option	18	3	3			
Unrealized gain on available-for-sale securities					(2)	
Foreign currency translation adjustment						(1)
Balance - March 31, 2002	30,698	2,408	2,465	(1,095)	3	(0)
Net Income				261		
Exercise of stock option	881	146	146			
Unrealized gain on available-for-sale securities					(3)	
Foreign currency translation adjustment						(0)
Balance - June 30, 2002	31,579	2,555	2,612	(834)	—	(0)
Net Income				399		
Exercise of stock option	61	10	10			
Foreign currency translation adjustment						0
Balance - September 30, 2002	31,640	2,565	2,622	(434)	—	(0)

(4) Consolidated Cash Flow Statements

The Second Quarter of FY March 2003

	The second quarter From July 1 To September 30,2002	The first quarter From April 1 To June 30,2002
	Million yen	Million yen
Operating activities :		
Income before income taxes and minority interest	303	252
Adjustments to reconcile net loss to net cash used in operating activities		
Depreciation and amortization	97	89
Increase (decrease) in allowance for doubtful accounts	(47)	42
Increase (decrease) in bonus payment reserve	66	(42)
Interests and dividend received	(0)	(0)
Interests expenses	1	1
Equity in net losses of affiliated companies	1	1
Gain on sales of investment securities	—	(9)
Gain on change of equity	1	—
Increase (decrease) in trade accounts receivable	(147)	45
Decrease (increase) in inventories	(23)	28
Increase (decrease) in trade accounts payable	34	25
Increase (decrease) in accounts payable other	(75)	(87)
Other—net	(11)	(36)
Total adjustments	200	310
Interests and dividend received	0	0
Interest expenses	(1)	(1)
Income taxes—paid	—	(3)
Net cash provided by operating activities	199	306
Investing activities :		
Expenditures for property and equipment	(2)	(6)
Expenditures for software	(74)	(153)
Expenditures for investment securities	(50)	—
Proceeds from sales of investment securities	—	25
Expenditures for lease deposits	(0)	(0)
Other—net	(3)	(1)
Net cash used in investing activities	(130)	(136)
Financing activities :		
Proceeds from short-term bank debt	250	100
Repayment of short-term bank debt	(145)	(216)
Repayment of long-term debt	(10)	(10)
Proceeds from minority shareholders	14	—
Proceeds from issue of new shares	20	293
Net cash provided by financing activities	128	167
Foreign currency translation adjustment	0	(0)
Net increase (decrease) in cash and cash equivalents	197	336
Cash and cash equivalents, beginning of period	2,399	2,062
Cash and cash equivalents, end of period	2,597	2,399

6. Stock Information

1. Authorized Share Capital — 122,792 shares (as of September 30, 2002)

2. Outstanding Shares Issued — 31,640 shares (as of September 30, 2002)
(A 2 for 1 stock split will be implemented on November 15, 2002, with a record date of September 30, 2002.)

3. Fully Diluted Number of Shares — 32,929 shares (as of September 30, 2002)
(Considering additional 1,289 shares of subscription-right option plan)

4. Number of Shareholders — 1,334 persons (as of September 30, 2002)

5. Principal Shareholders (as of September 30, 2002)

Name of Shareholders	Shares Owned		Equity Contribution Towards Shareholders	
	shares	%	shares	%
Kazutomo Robert Hori	4,299	13.58	—	—
Yosuke Iwai	1,953	6.17	—	—
Tetsuya Sanada	1,827	5.77	—	—
Omron Corporation	1,800	5.68	—	—
Omron Finance Co., Ltd.	1,780	5.62	—	—
The Master Trust Bank of Japan, Ltd.	1,345	4.25	—	—
Itochu Corporation	1,260	3.98	—	—
Raumuzu Co., Ltd.	1,260	3.98	—	—
Tomoo Tateishi	1,098	3.47	—	—
Kenichiro Nakajima	1,046	3.30	—	—
IMAGICA Corp.	1,000	3.16	—	—

6. Distribution of Shareholders (as of September 30, 2002)

	Assortment of Shareholders						
	Government / Local Public Bodies	Financial Institutes	Securities Firms	Other Corporations	Foreign Firms (incl. Individuals)	Individuals / Others	Total
Number of Shareholders (Persons)	0	14	1	50	37	1,232	1,334
Shares owned (Shares)	0	5,062	18	8,651	3,338	14,571	31,640
Percentage of shares (%)	0.00	16.00	0.06	27.34	10.55	46.05	100.00

7. Specified Minority Shareholder's Interest (as of September 30, 2002) — 17,674shares (55.86%)
(10 major shareholders' + directors' interest)

8. Floating Shares (as of September 30, 2002) — 3,911 shares (12.36%)
(Floating shareholders' interest, holding less than 50 shares)

9. Shares owned by Investment Trust/Fund (as of September 30, 2002) — 3,070shares (9.70%)

10. Shares owned by Pension Trust/Fund (as of September 30, 2002) — 267 shares (0.84%)

11. Shares owned by Directors (as of September 30, 2002) 10,229 shares (32.33%)

12. Transition of Number of Shares Issued and Paid-in Capital

Date	Numbers of Shares Issued		Paid-in Capital (¥ Thousand)		Additional Paid in Capital (¥ Thousand)		Notes
	Change	Balance	Change	Balance	Change	Balance	
September 29, 1998	1,800	1,800	90,000	90,000	0	0	Foundation, Issue Price ¥ 50,000
November 23, 1999	200	2,000	50,000	140,000	50,000	50,000	Third Party Allocation (Investment Companies) Offer Price ¥ 500,000, Capitalization ¥ 250,000
December 30, 2000	200	2,200	50,000	190,000	50,000	100,000	Third Party Allocation (Kenichiro Nakajima) Offer Price ¥ 500,000, Capitalization ¥ 250,000
January 29, 2000	200	2,400	50,000	240,000	50,000	150,000	Third Party Allocation (Investment Companies) Offer Price ¥ 500,000, Capitalization ¥ 250,000
March 14, 2000	300	2,700	300,000	540,000	300,000	450,000	Third Party Allocation (Omron Corp. etc.) Offer Price ¥ 2,000,000, Capitalization ¥ 1,000,000
March 28, 2000	1,000	3,900	50,000	790,000	500	650,500	Exercise of Warrant No. 1 Issue Price ¥ 50,000, Capitalization ¥ 50,000 Excess over Par ¥ 500
March 28, 2000	200		200,000		200,000		Third Party Allocation (Dentsu.com No.1 etc.) Offer Price ¥ 2,000,000, Capitalization ¥ 1,000,000
March 31, 2000	480	4,380	480,000	1,270,000	480,000	1,130,500	Third Party Allocation (Omron Corp. etc.) Offer Price ¥ 2,000,000, Capitalization ¥ 1,000,000
April 1, 2000	100	4,480	5,000	1,275,000	15,000	1,145,500	Absorption of Paradiseweb Co. Ltd. (4 : 1)
June 30, 2000	8,960	13,440	0	1,275,000	0	1,145,500	Stock Split (3 :1)
December 21, 2000	1,300	15,340	773,500	2,405,500	900,900	2,462,200	IPO (Domestic) Offer Price ¥ 1,400,000 (Underwriting Price ¥ 1,288,000, Issue Price ¥ 1,190,000, Capitalization ¥ 595,000)
	600		357,000		415,800		IPO (Global Offering) Offer Price ¥ 1,400,000 (Underwriting Price ¥ 1,288,000, Issue Price ¥ 1,190,000, Capitalization ¥ 595,000)
August 24, 2001	15,340	30,680	0	2,405,500	0	2,462,200	Stock Split (2 :1)
March 31, 2002	18	30,698	3,000	2,408,500	3,000	2,465,200	Exercise of Stock Option No. 1 Issue Price ¥ 333,334, Capitalization ¥166,667 Excess over Par ¥ 166,667
June 30, 2002 (from April 1 to June 30)	881	31,579	146,833	2,555,333	146,833	2,612,033	Exercise of Stock Option No. 1 Issue Price ¥ 333,334, Capitalization ¥166,667 Excess over Par ¥ 166,667
September 30, 2002 (from July 1 to Sep. 30)	61	31,640	10,166	2,565,500	10,166	2,622,200	Exercise of Stock Option No. 1 and No. 2 Issue Price ¥ 333,334, Capitalization ¥166,667 Excess over Par ¥ 166,667

13. Details of the stock option plans

(1) Stock Option No.1

* Grantees and Granted Shares

Position	Name	Shares
President and CEO	Kazutomo Robert Hori	88
Executive Vice President and CTO	Tetsuya Sanada	50
Executive Vice President	Yosuke Iwai	40
Senior Vice President	Kenichiro Nakajima	10
Senior Vice President	Tomoo Tateishi	5
Employees	37 Employees	47
Total		240

(Note 1)

* Exercise Price ¥ 2,000,000 (Note 2)
* Exercise Period From March 1, 2002 to February 28, 2005

(2) Stock Option No.2

* Grantees and Granted Shares 49 Employees 126 Shares (Note 3)
* Exercise Price ¥ 666,667 (Note 4)
* Exercise Period From September 1, 2002 to August 31, 2005

(3) Stock Option No.3

* Grantees and Granted Shares

Position	Name	Shares
President and CEO	Kazutomo Robert Hori	170
Executive Vice President and CTO	Tetsuya Sanada	120
Executive Vice President	Yosuke Iwai	80
Executive Vice President	Kenichiro Nakajima	70
Senior Vice President	Shinichiro Yamashita	50
Senior Vice President	Tomosada Yoshikawa	50
Senior Vice President	Mikio Inari	50
Senior Vice President	Tomoo Tateishi	10
Employees	46 Employees	200
Total		800

(Note 5)

* Exercise Price ¥ 452,566 (Note 6)
* Exercise Period From September 1, 2003 to August 31, 2008

(Note 1) The number of shares to be issued, as of September 30, 2002, was adjusted to 428 shares, due to a stock split implemented on June 20, 2000 and August 24, 2001, due to the exercise of the stock options, and due to the retirement of employees.

(Note 2) Exercise price was adjusted to ¥ 333,334 as a result of the stock split implemented on June 20, 2000 and August 24, 2001. Exercise price will be adjusted to ¥ 166,667 as a result of the stock split implemented on November 15, 2002.

(Note 3) The number of potential but non-issued shares, as of September 30, 2002, is 94 shares due to the stock split on August 24, 2001 and the retirement of employees.

(Note 4) Exercise price was adjusted to 333,334 yen, as a result of the stock split implemented on August 24, 2001. Exercise price will be adjusted to ¥ 166,667 as a result of the stock split implemented on November 15, 2002.

(Note 5) The number of potential but non-issued shares, as of September 30, 2002, is 767 shares due to the retirement of employees.

(Note 6) Exercise price will be adjusted to ¥ 226,283 as a result of the stock split implemented on November 15, 2002.

14. Common stock held as Treasury Stock by CYBIRD
Not Applicable

15. Common stock held as Treasury Stock by Subsidiaries, Non-Consolidated or Affiliates or Equity Method Applied Affiliates
Not Applicable

7. Others

1. Financing

For the first half, our capital increased by 314 million yen as a result of the exercise of stock options, which added 942 shares.

2. Significant Subsequent Events after the Quarter Period

A stock split (2 :1), with a record date of September 30, 2002, will be implemented on November 15, 2002.

3. Employees (as of September 30, 2002)

	Mobile Contents Division	Marketing Solution Division	EC Department	International Business Department	Strategic Technology Planning Department	Corporate Planning Department	Public Relations Department	Legal & Corporate Affairs Department	Finance Department	Internal Auditing Department	CYBIRD Co., Ltd. Total (*1)	K Laboratory Co., Ltd. (*2)
Number of Employees (persons)	100	26	5	10	4	4	3	12	6	0	170	67
Change from Previous Quarter (persons)	-1	1	–	2	–	–	1	2	–	–	5	2
Average Age (years old)	–	–	–	–	–	–	–	–	–	–	30.82	28.6
Average Length of Service (month)	–	–	–	–	–	–	–	–	–	–	17.88	10.9

*1 This number does not include 3 CYBIRD staff who are seconded to K Laboratory.

*1 This number includes 1 CYBIRD staff who is seconded to DMOVE. (Included in Mobile Content Division)

*2 This number includes 3 people seconded from CYBIRD.

4. Organization Chart


Internal Auditing Department
President & CEO
Board of Directors
Board of Cooperate Auditors
Mobile Contents Division
Marketing Solution Division
EC Department
International Business Department
Strategic Technology Planning Department
Corporate Planning Department
Public Relations Department
Legal & Corporate Affairs Department
Finance Department

5. **Principal Business Establishment**

Head Office 4-3-20 Toranomon, Minato-ku, Tokyo

6. **Primary Lender** (as of September 30, 2002)

(1) CYBIRD Co., Ltd.

Not Applicable

(2) K Laboratory Co., Ltd.

Lender	Amount
The Aozora Bank Ltd.	100 million yen
The Bank of Tokyo-Mitsubishi Ltd.	187 million yen
Total	287 million yen

7. **Management** (as of September 30, 2002)

Directors and Statutory Auditors are as follows.

Title	Name	Charge / Principal Occupation
President and CEO	Kazutomo Robert Hori	Vice President of International Business Department
Executive Vice President and CTO	Tetsuya Sanada	President &CEO, K Laboratory Co., Ltd.
Executive Vice President	Yosuke Iwai	
Executive Vice President	Kenichiro Nakajima	
Senior Vice President	Shinichiro Yamashita	General Manager of Marketing Solution Division Vice President of Legal & Corporate Affairs Department
Senior Vice President	Tomosada Yoshikawa	Vice President of Finance Department and Public Relations Department In charge of Disclosure
Senior Vice President	Mikio Inari	In charge of Technology
Senior Vice President	Tomoo Tateishi	(Omron Corporation)
Corporate Auditor (Full Time)	Juri Utsumi	
Corporate Auditor	Masahisa Takeyama	Takeyama & Co.
Corporate Auditor	Hiroshi Shimizu	Takizawa & Co.

8. Principal Contracts

(1) Contracts with Wireless Network Operators

Contract Party	Contents of Contracts	Contract Date
NTT DoCoMo, Inc.	"i-mode Information Service Provider Contract" CYBIRD provides information to NTT DoCoMo. The ownership right belongs to CYBIRD. It is CYBIRD's responsibility to solve any disputes related to intellectual rights.	February 17, 1999
	"Subscription Fee Collection Service Contract for i-mode" NTT DoCoMo collects the subscription fee from CYBIRD's content subscribers for CYBIRD.	Ditto
J-PHONE Co., Ltd.	"Content Providing Contract" Basic Contract that defines CYBIRD's provision of contents to J-PHONE. The ownership right belongs to CYBIRD. It is CYBIRD's responsibility to solve any disputes related to intellectual rights.	November 29, 1999
	"Contract for Assignment of Credit" (for all companies in J-PHONE group) CYBIRD transfer the subscription fee from content subscribers to J-PHONE.	January 20, 2000
KDDI Corporation	"Information Providing Contract for EZ Internet" Basic Contract, which defines CYBIRD's providing contents to KDDI. The ownership right belongs to CYBIRD. It is CYBIRD's responsibility to solve any dispute related to intellectual rights.	February 1, 2000
DDI POCKET, Inc.	"Information Providing and Subscription Fee Collection Service Contract" CYBIRD provides contents for DDI Pocket, and DDI Pocket collects the subscription fee from CYBIRD's content service subscribers for CYBIRD.	March 8, 2000
E-Plus Service Gmbh & Co. KG (Germany)	"Mobile Portal Agreement" Agreement on CYBIRD's content services for E-Plus Service Gmbh & Co. KG	January 18, 2002
KPN Mobile The Netherlands B.V. (Netherlands)	"Mobile Portal Agreement" Agreement on CYBIRD's content services for KPN Mobile The Netherlands B.V.	February 14, 2002
	"Mobile Portal Billing Services Agreement" KPN Mobile The Netherlands B.V. collects the subscription fee from CYBIRD's content subscribers for CYBIRD.	February 14, 2002

(2) Contracts with Alliance Partners

Contract Party	Contents of Contracts	Contract Date
Family Mart Co., Ltd. (Transferred from Famima.com Co., Ltd.; March 1, 2002)	"System Development Contract for 'Famima-i' and 'Famima J'" A development contract for "Famima-i" and 'Famima J', mobile commerce sites of Famima.com Co., Ltd. on i-mode and on J-Sky respectively.	December 1, 2000 (Revised September 26, 2001)
Dentsu Inc.	"Agency Agreement for licensing "Sugu Mail™" services" Licensing contract for the URL transferring tool, 'Sugu Mail™' whereby Dentsu is entitled to license the service to its clients.	September 28, 2001
Yahoo! Japan Corporation	"Agreement for development of the mobile version of 'Yahoo! Photos'" Service provision of 'Pri-net', a CYBIRD photo service for 'Yahoo! Photo's mobile service.	November 26, 2001
AucSale, Inc.	"Alliance Contract" Alliance Contract between AucSale and CYBIRD to develop full closed auction service system for mobile phone platform.	July 29, 2002
ITOCHU Corporation, PIA Digital Communications Co., Ltd.	"Partnership Contract" Partnership Contract among three companies to develop a business utilizing "Sugu Mail™" for magazines that PIA publishes.	September 25, 2002

(3) Others

Contract with Co-Development Partner

Contract Party	Major Contents of Contracts	Contract Date
IMAGICA Corp.	"Joint Venture Agreement" Agreement with IMAGICA Corp. regarding the establishment and operation of DMOVE Co., Ltd., which both parties will invest in.	February 15, 2002

7. Risk Factors

Major factors, which could have a substantially negative impact on CYBIRD's operations, are discussed below. We proactively disclose those items, which we consider necessary for investors to include in their investment decision, including external factors beyond our control and business risks with a low probability of materializing. With an awareness of the potential risks, we make every effort to prevent these risks from materializing and will respond rapidly should problems arise. Management recommends that shareholders and other investors consider the following issues before assessing our position and our future performance.

1. Risks Related to Content Business

(1) Dependence on Specific Information Provider

Around 70% of our content depends upon information from external information providers. There is no guarantee that we can maintain the present relations, including contract terms, with information providers. Contingencies, such as a hike in the information-providing fee, could severely impact operating results.

(2) Dependence on Specific Operators

We provide contents to NTT DoCoMo, Inc., ezweb of KDDI, J-SKY of J-PHONE Co., Ltd. and others, as well as H"Link of DDI Pocket, Inc. We, presently, rely substantially on our sales to NTT DoCoMo. Accordingly, a change in NTT DoCoMo's business policy or in its business trend could severely impact operating results.

Distribution of consolidated sales is as follows.

Operators and others	2nd Quarter, FY March 2002	3rd Quarter, FY March 2002	4th Quarter, FY March 2002	1st Quarter, FY March 2003	**2nd Quarter, FY March 2003**
NTT DoCoMo	49.8%	51.6%	47.7%	52.1%	**49.0%**
KDDI	16.4%	14.4%	13.2%	14.7%	**14.1%**
J-PHONE	19.9%	19.4%	18.3%	19.2%	**17.8%**
DDI Pocket	1.6%	1.0%	0.6%	0.5%	**0.3%**
Others	12.3%	13.6%	20.2%	13.5%	**18.8%**
Total	100.0%	100.0%	100.0%	100.0%	**100.0%**

(3) Stalling of Content / Service

Mobile content and services, which we provide, are rather short-lived commodities in our rapid-changing business environment. We may not be able to recover our investments in such content and services, while they are still in service.

(4) Dependence on Specific Content Services

We provide content services covering a broad range of genres, with "Ring tone downloading", "Screensaver downloading", "Fortune telling", "Game" and "Communication" among the most popular services. Although our diversified content service is one of our strengths, contingent failure or changes in the competitiveness of those leading services could severely impact our operating results.

(5) Popularity of Unofficial Sites

We provide "Official Content" on each wireless network operator's "Official Menu". With the increase in "Unofficial Sites", which are not listed on operators' official menus, and in magazines and other media related to such unofficial sites, the number of subscribers of the official content sites may decrease. As a result, this could have a negative impact on our business.

2. Risks Related to Businesses in their Cradle Years

(1) Marketing Solution Business / EC Business

These fields are highly competitive, and our technological and services-related strengths may become out of date due to the activity or entry of other competitors. As a result, we may not be able to compete successfully in our market.

(2) International Business

Although we will try to reduce risks by forming alliances with local companies, there are still country risks, such as local economy, politics, laws and regulations, culture, business custom, competitors, exchange fluctuation and others. We may be exposed to these risks. Furthermore, in an unexpected situation, our investment recovery may not go as planned. This will have a negative effect on our business. Furthermore, even though the expectation for the business is sure, negative impact on the financial condition, due to the up front cost, is possible.

(3) Technology-Related Business

Our research and development is carried out at K Laboratory Co., Ltd. This company focuses on research, development and licensing of next generation software platforms that are customized for mobile phones, and expects this field to develop into one of its major revenue sources. As the business is still in the investment phase, there is a possibility that we will not be able to recover our investment due to misjudgment in our trend forecasts. This may have a negative effect on our business.

3. Risks Related to Financial Condition and Results of Operations

(1) Short History of Our Company and Our Industry

Our company was established in September 1998, and the content business, which is our major business, has been in service only for several years. Our content business and other business related to the mobile Internet are in the early stages of development. We are constantly exposed to the uncertainties of these factors, which can be considered as our business drivers. Accordingly our expectations for income, expenses and investments may be unreliable. Furthermore, because of our short history, we cannot provide adequate financial figures needed for periodic comparisons.

(2) Volatility of Financial Plan and Quarterly Results

Since the business environment of the mobile Internet is extremely volatile and our business scale is so small, our quarterly business results may unexpectedly vary. Depending upon the business environment, changes in our business plan and other such factors, we may not be able to produce the expected amount of free cash flow. Also, we may not be able to invest or employ the funds as we plan. As a result, we may not achieve desired profitability.

4. Risks Related to Investments

We will expand our mobile Internet business and may make investments in equipment, subsidiaries, joint ventures, and M&A domestically and internationally. Even though we will assess the feasibility of investment closely, it is difficult to precisely ascertain the future effect of such investments on our business, in terms of the risks such as technology competitiveness, business market, exchange rate fluctuation, and the government policies, laws and regulations of each country. There remains the possibility that we may fail to gain sufficient return from these investments.

CYBIRD's Investments (as of September 30, 2002)

Company	Location	Foundation	Principal Business	Paid-in Capital	Shares Issued	CYBIRD's Stake	
						Shares	%
K Laboratory Co., Ltd.	Minato-ku, Tokyo	August, 2000	Information Technology	¥308 mil.	6,170	4,567	74.02
DMOVE Co. Ltd.	Shinagawa,-ku Tokyo	February, 2002	Information Technology	¥20 mil.	400	210	52.50
Cybird Korea Co., Ltd.	Seoul, Korea	August, 2000	Information Technology	1,200 mil. Won	240,000	70,000	29.17
GiGAFLOPS Japan Inc.	Shibuya-ku, Tokyo	February, 2000	Information Technology	¥61 mil.	810	120	14.81
COLLEGE COMMUNICATIONS Co., Ltd.	Shibuya-ku, Tokyo	April, 2000	Advertisement	¥41 mil.	540	20	3.70
AucSale, Inc.	Chuo, Tokyo	January, 1989	Information Service	¥114 mil.	62,845	12,500	19.89

5. Risks Related to Conflict of Interest with Subsidiary

K Laboratory Co., Ltd., DMOVE Co., Ltd. and Cybird Korea Co., Ltd. are not wholly owned subsidiaries. This situation may contribute to a conflict of interest between these companies and Cybird. Accordingly, the direction of their business development may have a negative impact on our business.

6. Risks Related to Market Expansion

(1) The Popularity of Internet-enabled Mobile Phones

Our growth is correlated with the market penetration of Internet-enabled mobile phones, which utilize our services. Our business plan may be affected by the market penetration of Internet-enabled mobile phones. Depending upon the extent of the market penetration of Internet-enabled mobile phones, our income model may be less profitable than expected. As a result, our business may suffer.

(2) Cost Increase and Revenue Decrease

As the market grows, competition between similar official contents may intensify. Also, the cost of marketing and content development may increase at the same time that content service subscription fee decreases. Depending upon the degree of severity of such factors, content providers' income may be suppressed. Consequently, our business may suffer.

7. Risks Related to Competition

(1) Competition in the Mobile Content Business

Our competitors may be competitive enough to damage our profitability. As a result, we may lose market share as well as suffering reduced income due to a decline in the number of subscriptions and the price competition. This may have a negative impact on our business.

(2) Competition in the Marketing Solution / Commerce Business

In our Marketing Solution business, the competition is getting intense. This also may affect our business negatively.

There exists the possibility that our clients obtain the knowledge and experience and enter our market. This could have a negative impact on our business.

(3) Competition with System Integrators etc.

There is the possibility that system integrators, hardware companies, software houses and other companies in the IT industry may enter the mobile Internet market, intensifying the competition. Consequently, we could slip from our present position in the market.

(4) Competition with other Internet-enabled Mobile Devices

Other Internet-enabled mobile devices may take over the market position of present Internet-enabled mobile phones. In such a case, this could have an adverse effect on our business strategy and financial condition.

Major possible competitors are as follows.

Business Field	Company
Content (general)	Index Corporation, MTI Ltd., Nihon Enterprise Co., Ltd., BANDAI NETWORKS CO., LTD
Content (ring tone melody)	GIGA NETWORKS, INC., XING Inc., YAMAHA CORPORATION, DAIICHIKOSHO CO., LTD., SEGA CORPORATION, DWANGO Co.,Ltd., For-side.com Co.,Ltd.
Content (screen savers)	BANDAI NETWORKS CO., LTD., GignoSystem Japan, Inc.
Content (game)	NAMCO LIMITED, KONAMI CORPORATION, SEGA CORPORATION, DWANGO Co., Ltd., G-mode Co., Ltd, HUDSON SOFT COMPANY,LIMITED, TAITO CORPORATION
Marketing Solution / EC Business	MEDIASEEK inc., Index Corporation, MTI Ltd., Nihon Enterprise Co., Ltd., Rakuten, Inc.
Technology-Related Business (K Laboratory Co., Ltd.)	HUDSON SOFT COMPANY LIMITED, TOSE Co., Ltd.

8. Risks Related to Technological Changes

To keep up with the rapid changes in the mobile Internet industry, we have to continually adapt ourselves to cutting edge technologies and watch the market carefully. If we fail to cope with such new technologies, our market share may fall. As a result, our business may suffer.

9. Risks Related to System Failure

Our services depend on real-time, continuous information fed through our network. Any disruption from our landline transmissions could result in delays in our subscribers' reception of information and in wireless operators' ability to transmit data. In case of force majeure occurrences, we may not be able to continue providing our services. As a result, our business may be affected negatively by such incidents. In addition, there are other potential causes of system failure that we cannot control. Although we provide system security against any imaginable failures, we may not be able to protect our system from virus attacks by hackers and such, or mishandling of digital data by employees. In such cases, our business may be adversely affected.

10. Risks Related to Callbacks of Defective Handsets

Callbacks of defective handset can harm our subscriber growth and lead to cancellation. As a result, our content business income may suffer and it may produce a negative impact on our business and its results.

11. Risks Related to Laws and Regulations

As well as regulations on Internet information transaction, new laws and regulations related to Information Technology may be enacted. Although we are preparing for possible enactments of such laws and regulations, depending upon the applicability of such laws and regulations, our activity may be limited and guidance from authorities may become stricter. Furthermore, self-restraint among companies in our industry may unexpectedly cause risks, such as mentioned in the previous "Decision by Wireless Network Operators". In such cases, our business plan may face discrepancies. As a result, the quality of our service may deteriorate and accordingly our business may suffer.

12. Risks Related to Opening up Market

Wireless network operators presently administrate official content services. However, there is an active demand by the Ministry of Public Management, Home Affairs, Posts and Telecommunications that the restrictions be opened up. The following are the possible risks.

(1) Opening-up of Portal Sites

"Unofficial" services may not be able to maintain the quality of their services. It may also harm our reputation as a content provider. Furthermore, the official sites including ours may suffer and our revenue stream may be negatively affected.

(2) Opening-up of Internet Service Provider (ISP) Business

If the ISP business were opened to enterprises other than the wireless network operators themselves, ISP companies with their own mobile portal sites would emerge. This might result in a change in the industry's structure and could affect "official" content providers' operation and results.

(3) Opening-up of Billing Service

Wireless network operators offer billing services only for "official" services at this moment. If this service were offered even to "unofficial" services that go against social morals, these services might thrive in the market. This could result in damage to the public's confidence in and the social image of the industry. As a result, our business might suffer.

(4) Opening-up of UID (User ID)

If the UID, which wireless network operators administrate, is disclosed to other business entities, privacy protection may become a crucial issue. There is a risk that the public's trust in the mobile Internet itself would be harmed and the industry would stall. This could result in damage to our business.

13. Risks Related to Management

(1) Dependent on Key Management

Kazutomo Robert Hori, president and CEO, Tetsuya Sanada, executive vice president and CTO, and other board members play crucial roles in formulating management strategy and in our technology development efforts. Furthermore, as president and CEO of K Laboratory Co., Ltd., Tetsuya Sanada plays another crucial role in formulating management strategy and in the technology development efforts and other business activities of the subsidiary. If we lose the services of any of our senior management staff, our business could suffer.

(2) Business Organization Growth

We will expand and amplify our organization in pace with market growth, but we may not be able to attract highly qualified staff in time. In such cases, we may not be able to achieve appropriate or sufficient personnel. Even if we succeed in hiring appropriate personnel, growth in personnel expenses may negatively impact on our business.

Furthermore, those who do not have proper skill-sets to catch up with the growth of the business may need to be educated, and it may contribute to an increase in education cost and inefficient operations. This may cause a negative impact on our business performance and its growth.

14. Risks Related to Intellectual Property

We utilize many programs in our business. These include the internal development of basic technologies offered over the Internet free of charge. Such development may infringe upon third-parties' intellectual rights.

It is difficult to foresee how intellectual property rights, including patent rights, utility model rights, trademark rights and copyrights, will be applied to content. We may inadvertently be infringing on intellectual property rights of which we are unaware. In addition, there may be patent applications now pending, of which we are unaware. That will result in us infringing on their rights if these patents are approved in the future. In such cases, complaints may arise, including actions for damages or prohibition of use. We may also have to pay royalties for the use of such patents. Any infringement claim, whether meritorious or not, could result in costly litigation or cause service installation delays.

15. Risks Related to Lawsuit and Claims

We have not received any notices or complaints, and we are not subject to any actions for damages or injunctions. Although our legal section takes preventive actions, we may be subject to actions for damages. Depending upon nature of the action and upon the degree of damage, our business may suffer. The following are possible examples.

- Damages to content subscribers and wireless network operators due to failure of our or the network operators' server
- Damages to individuals due to false, indecent, obscene or offensive content
- Business troubles related to the Mobile Commerce business
- Damages to our clients due to our delay in developing systems, and system failure
- Damages to subscribers due to personal information leakage
- Damages to violation of others' properties, intellectual rights, privacy and other rights.

16. Other Risks

(1) Dividend Policy

As we have not been profitable, on annual basis, since the foundation of the Company in September 1998, we have not paid any dividends to shareholders yet. Although we realize that paying dividends to shareholders is our most important task, we may not be able to pay dividends if we do not achieve the required business results.

(2) Dilution of Share Value

We have granted or approved the resolution at the shareholders' meeting to grant four rounds of stock option rights based on Article 280, Section 19 of the old Japanese Commercial Code and on Article 280, Sections 20 and 21of the revised Japanese Commercial Code. The value of our common stock may be, theoretically, diluted when those stock option rights are exercised. As of September 30, 2002, the ratio of potential shares against the number of outstanding shares is 4.07%.

Recently, stock option cost has become an issue in Japan, and standards are now being designed under both international accounting standards and Japanese accounting standards. Although we are examining the necessity and effects of these new standards, we consider that it is too early to disclose our calculations. We will disclose this information when the Japanese standards become fixed.

(3) Volatility of Stock Price

The number of shares issued is small and liquidity is rather low. The volatility risk of our stock can be relatively high. Such volatility in our stock price may affect our financial / capital policy. As a result, we may not be able to achieve our financial / capital plan.

(4) Disclosure

We aim to disclose material information correctly but, due to internal delay of information and other factors, we may fail to disclose material information properly. As a result, trading in our stock may be suspended on the OTC market, or an insider transaction may occur that violates the Securities Law.

(End of the document)

CYBIRD IP Content Services List

as of September 30, 2002

Operator: i-mode (NTT DoCoMo)

Genre	Content's Title	Java	Motion Picture	GPS	Subscription Fee	Launch Date	No.
Ringing Tone	CoolSound	O			¥100 ¥300	2000/6	
	TFM Chakushin Melody				¥100 ¥300	2001/12	
	Keigoe Tsukuro ♪				¥200	2002/5	
							3
Wallpaper / Screensaver (Standby Screen)	Cool Screen	O			¥100	2000/2	
	Prinet				¥300	2000/5	
	Chaku Kyara!	O			¥100	2000/8	
	Machiuke Tsukuro ♪				¥200	2000/10	
	Appli Machiuke Tokeiya-san	O			¥200	2001/1	
	Digital Tokoro-san	O			¥200	2002/8	
							6
Game	Robo☆Robo	O			¥300	2000/5	
	Kensho Puzzler	O			¥300	2000/11	
	@Baka Games!	O			¥300	2002/3	
	EA Sports 2002 FIFA World Cup	O			¥300	2002/4	
	Cybird Style				—	2002/6	
							5
Fortune-telling	Kagami Ryuji no Shinrisenseijutsu	O			¥200	1999/12	
	Anata no Nedan?				¥100	2000/8	
							2
Others	Nami Densetsu	O	O		¥300	1999/2	
	Tsuriking				¥300	2000/5	
	Wine-Wine				¥300	2000/6	
	TV Panic Game Store				—	2000/2	
	Zenrin Keitai Map	O			¥300	2000/6	
	Stardust WEB	O			¥300	2000/2	
	Popteen-net	O			¥190	2000/7	
	Shimizu Chinami to iOL iinkai shuppankyoku				¥200	2000/12	
	i Takarazuka Kageki	O			¥300	2001/1	
	Neko no Jikan				¥200	2000/1	
	i-mode Benri Dial				—	1999/2	
	i-mode Benri Memo				—	1999/2	
	Shiotsuki Yaeko no Kankon Sosai Jiten				—	1999/2	
							13
Sub Total		15	1				
							29

Operator: EZweb (KDDI)

Genre	Content's Title	Java	Motion Picture	GPS	Subscription Fee	Launch Date	No.
Ringing Tone	CoolSound				¥315	2000/11	
	TFM Chakushin Melody				¥105/¥32 ¥315/¥26	2001/10	
							2
Wallpaper / Screensaver (Standby Screen)	@Chaku Kyara Club				¥100	2000/2	
	Prinet				¥315	2000/9	
	@Chaku Kyara Benri Tokei	O			¥210	2001/7	
							3
Game	Mini-game ☆ Tengoku!	O			¥315	2001/8	
	Idoru to Koisiyo ♪		O		¥315	2001/10	
	Kensho Puzzler	O			¥315	2001/12	
							3
Fortune-telling	Anata no Nedan? DX				¥210/¥52	2001/7	
	Super Tarot Uranai	O			¥210	2001/7	
	Super Kyosho Uranai	O		O	¥210	2001/12	
							3
Others	Tsuriking				¥315	2000/9	
	TV Panic Game Store				—	2000/10	
	CINEMA IMAGICA		O		¥315	2001/12	
	@AJA				¥300	2000/2	
	@AJA Mypage				¥210	2000/11	
	@AJA Toukou Paradise				¥150	2000/12	
	@AJA Chattomo	O			¥210	2001/7	
							7
Sub Total		6	2	1			
							18

Operator: J-SKY (J-PHONE)

Genre	Content's Title	Java	Motion Picture	GPS	Subscription Fee	Launch Date	No.
Ringing Tone	CoolSound				¥100 ¥300	2000/12	
	TFM Chakushin Melody				¥100/¥30 ¥300/¥25	2001/9	
	Keigoe Tsukuro ♪				¥200	2001/12	
							3
Wallpaper / Screensaver (Standby Screen)	Chaku Kyara!	O			¥100 ¥200	1999/12	
	Prinet				¥300	2000/8	
	Digital Tokoro-san	O			¥200	2002/1	
							3
Game							0
Fortune-telling	Super Tarot Uranai				¥200	1999/12	
	Nandemo Shindan				¥300	1999/12	
	Mademoiselle Ai, Ai no Hoshiuranai				¥200	2000/9	
							3
Others	J Takarazuka Kageki				¥300	2001/11	
	Saikyo no Kaigai Joho				¥300	1999/12	
	Himitsu no Denwacho				—	1999/12	
	Odekake Denwacho				—	1999/12	
	My Doctor				—	1999/12	
	@AJA				¥300	2000/9	
	@AJA Mypage				¥200	2000/9	
							7
Sub Total		2					
							16

Operator: H"LINK (DDIP)

Genre	Content's Title	Java	Motion Picture	GPS	Subscription Fee	Launch Date	No.
Ringing Tone	CoolSound				¥10 ¥30	2000/11	
							1
Wallpaper / Screensaver (Standby Screen)	@Chaku Kyara Club				¥10 ¥30 ¥100	1999/11	
	Prinet				¥300	2000/11	
							2
Game							0
Fortune-telling	@AJA Hoshi-uranai				¥20	1999/5	
							1
Others	Surf Go! Go!				¥10	1999/6	
	Zenrin Keitai Map				¥10 ¥30	2000/11	
	@AJA Channel				¥10	1999/4	
	@AJA Tegaki Club				¥10	1999/6	
	@AJA Toukou Paradise				¥10	1999/6	
	Visual Club				-	1999/9	
	@AJA Mypage				¥150 + ¥10	2000/12	
	@AJA Variety						
	Kyou no Oyaji Gag				¥10	1999/4	
	Kyou no Jinx				¥10	1999/4	
	Kyoufu Densetsu				¥10	1999/7	
							10
Sub Total							
							14

Grand Total	77

<Translation>

File No.82-5139

JASDAQ

Results of Operation, Interim ended September 30, 2002 (Non-Consolidated)

November 11, 2002

Cybird Co., Ltd.
Security Code: 4823, JASDAQ
URL: http://www.cybird.co.jp/english/
4-3-20, Torano-mon, Minato-ku, Tokyo
Contacts: Tomosada Yoshikawa
Senior Vice President
+81-3-3431-0111

Date of Approval of Earnings Results by Board of Directors: November 11, 2002
Adoption of US GAAP: Not Applicable
Interim Dividend: Not Applicable

1. Non-Consolidated Results of Operation, Interim Period ended September, 2002

(1) Non-Consolidated Results of Operation (Unit: million yen, round down to decimal.)

	Net Sales		Operating Income		Ordinary Income	
		(%)		(%)		(%)
Interim period ended September 30,2002	4,130	(38.5)	629	(139.1)	630	(137.7)
Interim period ended September 30,2001	2,982	(305.4)	263	(—)	265	(—)
Year ended March, 2002	6,720		633		636	

	Net Income		Net Income per Share
		(%)	(Yen)
Interim period ended September 30,2002	704	(132.8)	22,516.61
Interim period ended September 30,2001	302	(—)	9,869.29
Year ended March, 2002	577		18,810.68

Note 1. Average Number of Shares Issued
- Interim period ended September 30, 2002: 31,301 shares
- Interim period ended September 30,2001: 30,680 shares
- FY ended March 31,2002: 30,680 shares

2. Change of Accounting Method: Not Applicable
3. "%" shows increase / decrease of each items, compared with previous Interim.

(2) Dividend

	Interim Dividend per Stock	Annual Dividend per Stock
	Yen	Yen
Interim period ended September 30,2002	——	——
Interim period ended September 30,2001	——	——

(3) Financial Conditions (Unit: million yen, round down to decimal.)

	Total Assets	Shareholder's Equity	Equity Ratio	Shareholder's Equity per Share
			(%)	(Yen)
September 30,2002	6,100	5,012	82.2	158,436.10
September 30,2001	4,951	3,721	75.2	121,299.74
March 31, 2002	5,078	3,997	78.7	130,228.82

Note Number of shares issued as of the end of fiscal year
- Interim ended September 30, 2002: 31,640 shares
- Interim ended September 30, 2001: 30,680 shares
- Fiscal year ended March 31, 2002: 30,698 Shares